FUNDING AGREEMENT

This Agreement (the "Agreement") is made as of this the day of [EFFECTIVE DATE] (the "Effective Date") by and between The Yogi Movie LLC, with an address of 380 Bolinas Rd. Fairfax, CA 94930 ("Production Company") and [INVESTOR NAME], ["Funder"].

NOW THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements hereinafter set forth and intending to be legally bound, Funder and Production Company (each a "Party," and collectively, the "Parties") agree as follows:

1.0 FUNDS. Funder shall provide to Production Company the amount of $[AMOUNT] for use in the production of the feature length motion picture currently entitled *The Yogi Trademark* (the "Picture"), to be directed by Daniel Damman and Christopher Thomas.

2.0 EXCLUSIVE USE. Production Company shall use funding proceeds in section 1.0 for production of the Picture only and not for general expense or other projects.

3.0 SHARE OF REVENUE. Subject to the terms and conditions hereof, the Funder shall recoup their Investment and Revenue received by the Production Company in relationship to the Picture shall be allocated, in the following manner and order of priority:

3.1 First, if necessary, Production Company shall have the right to repay any first priority indebtedness incurred by Company provided that such debt is used by Production Company towards the production of the Picture.

3.2 Second, to be paid for approved collection account management fees and expenses; to pay guild residuals (e.g., SAG-AFTRA, etc.) per any applicable collective bargaining agreements; to be paid for any third party foreign sales agent fees (capped at 15%) and expenses (capped at $50,000), producer's domestic sales representative fees (capped at 10%), Production Company's tax filings, distribution legal fees and to recoup any third party, out of pocket, non-budgeted distribution and marketing expenses (e.g., non-budgeted delivery items, marketing expenses, film market and/or festival attendance fees and costs, shipping charges, etc.) incurred by Company, provided that such distribution and marketing expenses shall not exceed $25,000.

3.3 Third, Funder shall receive its proportionate share of one hundred percent (100%) of the remaining amount of income from the exploitation of the Picture on a pro rata pari passu basis with other Funders, if any, until Funder and all other Funders have recouped one hundred and twenty five percent (125%) of their investment.

3.4 Fourth, Funder shall receive its proportionate share of fifty percent (50%) of the "Net Profits" of the Picture on a pro rata pari passu basis with other Funders, if any. The definition of "Net Profits" applicable to Funder will be the same as that accorded to Company by all Funders of the Picture and, in no event will the definition, calculation and accounting of "Net Profits" (including, without limitation, the frequency of accounting) applicable to Funder be less favorable than that accorded to any other participant therein, and further provided that the definition of "Net Profits" shall mean the gross revenue collected by Production Company's exhibition of the Picture after the amounts in 3.1, 3.2, and 3.3 have been fully paid.

Investment in film is speculative and involves high risk (See Exhibit A).

4.0 AUDITING. At any point following the execution of this Agreement, Funder may request an audit of Production Company's accounts for the Picture. Audit shall be at the Funder's expense, and the Production Company shall fully cooperate with the Funder's auditor. Annual disbursements shall be made so long as at least $5,000 of net revenue is available to disburse. If there is less than $5,000 of net revenue to disburse, Production shall wait for the next year until there is at least $5,000 of net revenue to disburse.

5.0 CREDIT. Funder shall receive a Special Thanks credit in the end titles of the Picture on screen, in a size of type, placement and font to be determined by Production Company and comparable to other similar credits.

6.0 PREMIERE. An invitation to attend any Premiere of the Picture will be extended to Funder. Funder shall be solely responsible for any expenses related to such attendance.

7.0 WARRANTIES AND REPRESENTATIONS. Funder hereby warrants and represents to Production Company that funder has the complete authority and power to enter into this Agreement.

8.0 ASSIGNMENT. Funder shall have the right to assign this Agreement or any part hereof, however, any such assignment shall be made specifically subject to the terms and conditions and obligations of this Agreement. Production Company shall have the right to assign this Agreement or any part hereof, however, any such assignment shall be made specifically subject to the terms and conditions and obligations of this Agreement.

9.0 NO EQUITABLE RELIEF. In the event of a breach of this Agreement by Production Company, the rights and remedies of Funder shall be limited to the right to recover monetary damages, if any, in an action at law and in no event shall Funder be entitled to enjoin or restrain the distribution or exhibition of the Picture, or the use, publication, or dissemination of any advertising issued in connection therewith and Funder irrevocably waives any right to equitable or injunctive relief.

10.0 INDEMNIFICATION. The Parties shall indemnify and hold harmless each other, their parent, affiliate and subsidiary companies and their directors, employees, agents, shareholders, licensees and assigns from all third party claims, liabilities, damages, costs and reasonable legal fees arising from any breach or alleged breach of any warranty, representation or agreement made by The Parties of this Agreement that has been determined by a court of competent jurisdiction in a final adverse judgment, or settled with both Party's prior written consent, not to be unreasonably withheld.

11.0 AGREEMENT. This Agreement shall be governed by and construed in accordance with the laws of the State of California. The parties agree and consent that the jurisdiction and venue of all matters relating to this Agreement will be vested exclusively in the federal, state and local courts within the State of California. This Agreement contains the entire understanding of the Parties relating to the subject matter herein, and supersedes all other agreements between the Parties whether written or oral relating thereto, and may not be modified or amended except by written instrument executed by both of the parties hereto. A waiver by either Party of any provision of this Agreement in any instance shall not be deemed to waive such provision for the future. All remedies, rights, undertakings, and obligations contained in this Agreement shall be cumulative and none of them shall be in limitation of any other remedy, right, undertaking, or obligation of either Party.

Should any provision of this Agreement be determined to be void, it shall not affect the validity of any other provision of this Agreement.

Risk Factors

Providing Financier Funds to the Production Company involves various risks relating both to the nature of the management of the Production Company and the movie industry itself and such investment of Investor's Monetary Contribution is therefore suitable only for persons or entities with the financial capability of making and holding long-term investments. Prospective investors should consider the following factors, among others, before making a decision to contribute capital to the Producer:

- **Completion Challenges –** Although it is the hope and goal of the Production Company to raise the entire Budget Cost of the Picture, sometimes motion pictures fall short in obtaining this, and accordingly are unable to complete the Picture. Investor understands and assumes the risk moving forward that there is a possibility that the full Budget Cost may end up not being raised, that funds may be received that cover either partially or wholly the Picture's Production Costs, but will not be enough to complete Post-Production, and subsequently the Picture will not be completed.

- **Competitive Industry –** Some segments of the motion picture industry are highly competitive. The Production Company will be competing with the producers of other films in arranging for distribution in all available markets and media. In the distribution phase, competition will limit the availability of such markets and media required for the successful distribution of the Picture. The Picture will be competing directly with other motion pictures and indirectly with other forms of public entertainment. The Production Company will compete with numerous larger motion picture production companies and distribution companies which have substantially greater resources, larger and more experienced production and distribution staffs and established histories of successful production and distribution of motion pictures.

- **Commercial Success –** Many films are produced each year and never released. Many films are released each year which are not commercially successful and fail to recoup their production costs from United States theatrical distribution. Foreign and ancillary markets have, therefore, become increasingly important. Although both foreign and ancillary markets have grown, neither provides a guarantee of revenue. Licensing of a motion picture in the ancillary markets is particularly dependent upon performance in domestic theatrical distribution. If a motion picture is not an artistic or critical success or if, for any reason, it is not well-received by the public, it may be a financial failure.

- **Audience Appeal –** The ultimate profitability of any motion picture depends upon its audience appeal in relation to the cost of its production and distribution. The audience appeal of a given motion picture depends, among other things, on unpredictable critical reviews and changing public tastes and such appeal cannot be anticipated with certainty.

- **Distribution –** The profitable distribution of a motion picture depends in large part on the availability of one or more capable and efficient distributors who are able to arrange for appropriate advertising and promotion, proper release dates and bookings in first-run and other theaters. There can be no assurance that profitable distribution arrangements will be obtained for the Picture or that the Picture can or will be distributed profitably or that the Picture will be distributed at all.

- **Long-Term Project –** The production and distribution of a motion picture involves the passage of a significant amount of time. Distribution and exhibition of motion pictures generally and of the Picture may continue for years before Gross Receipts may be generated.

- **Foreign Distribution --** Foreign distribution of a motion picture (i.e., outside the United States and Canada) may require the use of various foreign distributors. Some foreign countries may impose government regulations on the distribution of films. Also, revenues derived from the distribution of the Picture in foreign countries, if any, may be subject to currency controls and other restrictions which may temporarily or permanently prevent the inclusion of such revenue in Gross Receipts.

- **Industry Changes –** The entertainment business in general, and the motion picture business in particular, is undergoing significant changes, primarily due to technological developments. These developments have resulted in the availability of alternative forms of leisure time entertainment, including expanded pay and basic cable television, syndicated television, video discs, video games and the Internet. Revenues from licensing of motion pictures to such media will vary from year to year relative to each other. The level of theatrical success remains a critical factor in generating revenues in these ancillary markets. It is impossible to accurately predict the effect that these and other new technological developments may have on the motion picture industry.

[*Signature page follows*]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]   .

COMPANY:

The Yogi Movie, LLC
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Founder Signature
_____

Name: [FOUNDER_NAME]
_____

Title: [FOUNDER_TITLE]
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Read and Approved (For IRA Use Only):

INVESTOR:
_____

Investor Signature

By: _____

By:_____

Name: [INVESTOR NAME]
_____

Title: [INVESTOR TITLE]
_____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited